FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

82-711

04 MAR 22 AM 7:21

FOSTER'S GROUP

Inspiring Global Enjoyment

04010751

Fosters Brewing

ASX ANNOUNCEMENT

PLEASE DELIVER URGENTLY

The following announcement was made to the Australian Stock Exchange Limited today.

PROCESSED
MAR 22 2004
THOMSON FINANCIAL

TOTAL PAGES: 3

Please advise Jane Dowsey by fax on 61 3 9645 7226 or email: jane.dowsey@fostersgroup.com if the following names/numbers are outdated.

3/22

Appendix 3E

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Name of entity	ABN
Foster's Group Limited	49 007 620 886

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market**
2	Date Appendix 3C was given to ASX	**1-Oct-03**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day 18-Feb-04
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	34,722,444	597,905
4	Total consideration paid or payable for the shares	$156,048,787	$2,612,845

		Before previous day	Previous day
5	If buy-back is an on-market buy-back	highest price paid: $4.61 date: 9-Jan-04 lowest price paid: $4.27 date: 11-Feb-04	highest price paid: $4.37 lowest price paid: $4.37 highest price allowed under rule 7.33: $4.57

Participation by directors

6	Deleted 30/9/2001.	

How many shares may still be bought back?

7	If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	2,366,234

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: 19-Feb-04
Robert Dudfield – Assistant Company Secretary

Print name: ....

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